Exhibit 99.3

120 Collins Street
Melbourne 3000
Australia
T +61 (0) 3 9283 3333
F +61 (0) 3 9283 3707
Media release
Results of Voting at 2012 annual general meetings of Rio Tinto plc and Rio Tinto Limited
10 May 2012
The annual general meetings of Rio Tinto plc and Rio Tinto Limited were held on 19 April 2012 and 10 May 2012 respectively. All resolutions were passed by poll and the results are set out below.

Under Rio Tinto’s dual listed companies structure established in 1995, decisions on significant matters affecting shareholders of Rio Tinto plc and Rio Tinto Limited in similar ways are taken through a joint electoral procedure. Resolutions 1 to 16 contained in the notice of meeting for both Rio Tinto plc and Rio Tinto Limited fall into this category. Resolutions 17 to 22 of the Rio Tinto plc notice of meeting were put to Rio Tinto plc shareholders only and resolution 17 of the Rio Tinto Limited notice of meeting was put to Rio Tinto Limited shareholders only.

The following resolutions, which were put to both Rio Tinto plc and Rio Tinto Limited shareholders on a poll at the respective annual general meetings, were subject to the joint electoral procedure and the aggregate results of the joint polls were as follows:

		For	% of votes cast	Against	% of votes cast

1	Receipt of the 2011 Annual report	1,214,502,521	99.49%	6,176,360	0.51%

2	Approval of the Remuneration report	1,145,753,353	94.65%	64,761,031	5.35%

3	To elect Chris Lynch as a director	1,228,244,200	99.92%	947,657	0.08%

4	To elect John Varley as a director	1,227,696,807	99.90%	1,285,927	0.10%

5	To re-elect Tom Albanese as a director	1,222,971,929	99.46%	6,697,891	0.54%

6	To re-elect Robert Brown as a director	1,227,414,681	99.84%	1,981,902	0.16%

7	To re-elect Vivienne Cox as a director	1,227,977,691	99.88%	1,420,038	0.12%

8	To re-elect Jan du Plessis as a director	1,221,401,660	99.38%	7,640,261	0.62%

Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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		For	% of votes cast	Against	% of votes cast
9	To re-elect Guy Elliott as a director	1,221,916,265	99.39%	7,536,882	0.61%

10	To re-elect Michael Fitzpatrick as a director	1,222,433,658	99.47%	6,553,884	0.53%

11	To re-elect Ann Godbehere as a director	1,224,941,467	99.63%	4,526,026	0.37%

12	To re-elect Richard Goodmanson as a director	1,224,762,011	99.65%	4,249,506	0.35%

13	To re-elect Lord Kerr as a director	1,224,236,078	99.58%	5,140,796	0.42%

14	To re-elect Paul Tellier as a director	1,227,347,824	99.87%	1,568,702	0.13%

15	To re-elect Sam Walsh as a director	1,222,772,104	99.46%	6,691,740	0.54%

16	Re-appointment and remuneration of auditors of Rio Tinto plc	1,209,203,607	99.60%	4,908,587	0.40%

The poll results for Rio Tinto plc only resolutions of the meeting held on 19 April 2012

		For	% of votes cast	Against	% of votes cast
17	Approval of the Rio Tinto Global Employee Share Plan	999,556,673	99.70%	3,012,569	0.30%

18	Renewal of the Rio Tinto Share Savings Plan	992,064,234	98.95%	10,518,440	1.05%

19	General authority to allot shares	945,364,855	95.21%	47,591,771	4.79%

20	Disapplication of pre-emption rights	988,774,190	98.87%	11,300,268	1.13%

21	Authority to purchase Rio Tinto plc shares	999,521,140	99.64%	3,628,007	0.36%

22	Notice period for general meetings other than annual general meetings	911,434,133	90.86%	91,699,804	9.14%

The poll results for Rio Tinto Limited only resolutions of the meeting held on 10 May 2012

		For	% of votes cast	Against	% of votes cast
17	Renewal of off-market and on- market share buyback authorities	222,001,826	98.09%	4,327,856	1.91%

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About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

For further information, please contact:
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Bruce Tobin
Office: +61 (0) 3 9283 3612
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Media Relations, EMEA / Americas	Investor Relations, London
Illtud Harri	Mark Shannon
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Christina Mills
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Bryan Tucker	Jason Combes
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Website: www.riotinto.com
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